Sheets, Smith & Associates Code of Ethics

Sheets, Smith & Associates requires all employees to review and sign off on its Code of Ethics on an annual basis. The CCO will be the responsible party to distribute the Code of Ethics. The firm's Code of Ethics defines the level of ethical and professionalism expected of all employees. The firm expects all employees to incorporate the highest level of integrity, honesty, trust, and full compliance with federal securities laws into their work on a daily basis. The firm incorporates both the CFA Institute's Code of Ethics and Standards of Professional Conduct and Asset Manager Code of Professional Conduct into its Code of Ethics. The firm's Code of Ethics also includes procedures on personal securities transactions, the firm's trading error policy, the firm's gift policy, and the firm's whistle blowing procedures and protections.

     I)   Code of Professional Conduct

          Sheets, Smith and Associates Code of Professional Conduct are the CFA Institute's Code of Ethics and Standards of Professional Conduct and the Asset Manager Code of Professional Conduct. These two documents are attached in full at the end of this section.

     II)  Portfolio Management Processes

          In addition to the stated conduct written in the Asset Manager Code of Professional Conduct under the Investment Process and Actions section, the advisers adhere to the following statements regarding the management of portfolios:
          o    Advisers do not and will not engage in cross trades.
          o    Advisers do assess the risk  tolerance  of their  clients  before making asset allocation and portfolio management decisions in order to tailor the account to the needs of the client.
          o    Advisers that  participate in wrap programs with brokerage  firms have specifically stated to the broker the management style of the portfolios management so that the broker can effectively place clients in the correct portfolio.
          o    Advisers that participate in the third party advisory  management with Carolina Financial Advisors (CFA) do and will continue to go over the risk tolerance levels of the clients that participate in this relationship with the client portfolio manager at CFA.
          o    Advisers at Sheets,  Smith  combined do have over 100 years worth of investment experience, and use this experience to ensure appropriate investment decisions are made and excessive risk is not taken.

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     III) Procedures on Personal Securities Transactions

          Sheets, Smith and Associates requires all of its employees to perform their own purchases and sales of securities after performing purchases or sales on the same securities for the client. This way the firm always puts the client orders first and in no way creates a conflict of interest between client and advisor and cannot front-run trades.

          All Sheets, Smith employees are required to disclose quarterly transaction reports for all personal transactions. These transactions reports are due not later than 30 days after the close of the calendar quarter. The CCO is responsible for making sure all employees are up to date by checking the transaction notebook kept at the firm. Employees who have `employee' accounts at the firm are required to place all transactions as they take place into the notebook mentioned above that is kept by the CCO. The CCO is required to review transactions on at least a quarterly basis.

          Sheets, Smith employees who do have accounts outside the firm are required to provide a portfolio holdings report annually each January. The report will be a December year-end statement.

          Sheets, Smith also requires all new employees to disclose all of their personal securities holdings (both public and private) not later than 10 days after the commencement of their employment. The reported initial holdings must be current thus dated not more than 45 days prior to the individual's start date. All new employees must disclose the name of any broker, dealer or bank with which they maintain an account in which any securities are held for their direct or indirect benefit.

     IV)  Trading Error Policy

          The firm has a trading error folder on file and places all trading errors in it. All trading errors that create a loss in a client's account are reimbursed by the firm. All errors that create a gain in the account, the client keeps the gain. The CCO shall review the trading errors folder on a periodic basis to make sure that errors are not occurring on a frequent basis.

     V)   Gift Policy

          Sheets, Smith and Associates has deemed any gift under $100 (client or vendor) is allowed and does not create a conflict of interest for the employee receiving the gift. Such gifts that fall under this category are lunches, dinners, event tickets, and food gifts given as a token of appreciation. If a gift may be deemed to be near the limit, the recipient is expected to inform the CCO of such gift and gain permission for acceptance of the gift.

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     VI)  Whistle Blowing Procedures and Protections

          Any Sheets, Smith employee who discovers a possible ethics violation is required to go to the CCO and discuss the situation so the CCO can make a determination if a breach in ethics has been committed. The employee who discovers the violation shall be protected from any potential repercussions by this firm policy and will be free to continue on with their employment in the same way as they had before the situation came to light. In such an instance where an infraction has been committed, the CEO and COO will take active measures against the employee to ensure that such a violation will not happen again. The firm will also document the violation and resolution of such violation and keep it on file.

                                                             Adopted May 9, 2006